TABCORP

04035054

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

15 June 2004

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
JUN 24 2004
WASH, D.C. 155 SECTION

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Michael Scott
Manager Secretariat and Shareholder Relations

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

Enc.

File No. 82-3841

TABCORP

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

15 June 2004

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

TAB LIMITED

OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD

EXTENSION OF THE OFFER PERIOD

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) (a wholly owned subsidiary of TABCORP Holdings Limited), are copies of the following documents:

- A notice pursuant to section 650D of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) relating to an extension of the offer period for Bidder's off-market bid (the ***Offer***) for all of the ordinary shares in Tab Limited (***Tab***).
- A notice pursuant to section 630(2) of the Corporations Act, in accordance with section 630(5) of the Corporations Act. The notice confirms the new date for the giving of notice of the status of the Offer conditions pursuant to section 630(3) of the Corporations Act.

Also attached are copies of documents sent to Tab shareholders together with the notice under section 650D(1) of the Corporations Act, and a notice which sets out the information required by ASX Listing Rule 3.2 regarding Bidder's relevant interests in Tab.

Michael Scott
Manager Secretariat and Shareholder Relations
TABCORP Holdings Limited

TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

(a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

Company notice – section 650D(1) of the Corporations Act 2001

Notice of variation – Extension of offer period

To: 1 Australian Securities and Investments Commission (*ASIC*)

2 Tab Limited (ABN 17 081 765 308) (*Tab*)

3 The holders of ordinary shares in Tab, and the holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 14 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 7 July 2004 (unless further extended).

Pursuant to section 630(2)(a) of the Corporations Act, the date for giving a notice on the status of the defeating conditions to which the Offers are subject is taken to be postponed for an equivalent period of 14 days.

This variation (combined with the previous variations made to the Offers on 17 May 2004 and 31 May 2004) has the effect of postponing, for more than 1 month, the time when Bidder must meet its obligations under the Offers to those shareholders who have validly accepted the Offers on or before the date of this notice. As a result, under section 650E of the Corporations Act, those shareholders may withdraw their acceptance by giving notice to Bidder within 1 month of the day after the day on which they first receive a copy of this notice.

Any notice by a shareholder withdrawing their acceptance of the Offer under section 650E of the Corporations Act must:

(a) if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the relevant shares have been reserved; or

(b) in any other case, be in writing.

Any shareholder withdrawing their acceptance must also return, in accordance with section 650E of the Corporations Act, any consideration that they have received before their withdrawal in relation to their acceptance of an Offer.

If a shareholder withdraws an acceptance in this manner and is legally entitled to do so, Bidder must, before the end of 14 days after the day it is given the withdrawal notice:

(a) return to the shareholder any documents that were sent by the shareholder to Bidder with the acceptance of the Offer; and

(b) if the shareholder's shares are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those shares from the Offer Accepted Subposition in which the CHESS Holding has been reserved.

Words defined in the ASTC Settlement Rules (being the operating rules of the settlement facility provided by ASX Settlement and Transfer Corporation Pty Ltd) have the same meaning when used in this notice, unless the context requires otherwise.

A copy of this notice was lodged with ASIC on 15 June 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

Dated 15 June 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd** by:

Matthew Slatter
Director

David Elmslie
Director

ASX Listing Rules

Notice under Listing Rule 3.2

TABCORP Holdings Limited (ABN 66 063 780 709), the holding company of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***), gives notice of the following information as required by ASX Listing Rule 3.2:

1. The offer period in respect of the offers dated 21 April 2004 (the ***Offers***) made in accordance with the bidder's statement from Bidder dated 2 April 2004 (as supplemented) in relation to the takeover bid for all of the ordinary shares in Tab Limited (ABN 17 081 765 308) (***Tab***), has been extended to 7.00 pm (Sydney time) on 7 July 2004 (unless further extended).
2. Bidder and its associates had a relevant interest in 0% of the ordinary shares of Tab, being the bid class securities under the Offers, when the first of the Offers was made.
3. Bidder and its associates have a relevant interest (pursuant to acceptances of the Offers and subject to the satisfaction or waiver of the conditions precedent and subsequent to the agreements to be formed pursuant to acceptances of the Offers) in approximately 18.26% of the ordinary shares of Tab, being the bid class securities under the Offers, at the date of the extension of the offer period.

Dated 15 June 2004

Matthew Slatter
Director

Corporations Act 2001 (Cth)

Notice under section 630(2)

This notice is given under section 630(2) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab Limited (ABN 17 081 765 308), which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented) (***Bidder's Statement***).

Bidder gives notice that the date for giving notice as to the status of the defeating conditions of the Offers pursuant to section 630(3) of the Corporations Act has been postponed by operation of section 630(2) of the Corporations Act, and that the new date for giving notice as to the status of those conditions is 29 June 2004.

As at the date of this notice:

1. The conditions set out in the following sections of the Bidder's Statement have been fulfilled and consequently the Offers are free from those conditions:
   (a) section 10.7(b)(i) – commencement of Totalizator Amendment Act; and
   (b) section 10.7(j)(i) – execution of loan facility agreement.
2. Bidder has freed the Offers from the conditions set out in the following sections of the Bidder's Statement:
   (a) section 10.7(b)(iii) – NSW Racing approval;
   (b) sections 10.7(c)(i) and (ii) – ACCC approval;
   (c) section 10.7(d) – regulatory approvals;
   (d) section 10.7(e) – no regulatory intervention; and
   (e) section 10.7(j)(ii) – funding.
3. Bidder has not freed the Offers from the remainder of the conditions set out in section 10.7 of the Bidder's Statement and, so far as Bidder knows, none of those remaining conditions has been fulfilled, and consequently the Offers remain subject to those remaining conditions.

Dated 15 June 2004

Signed on behalf of **TABCORP Investments No.4 Pty Ltd:**

Matthew Slatter
Director

ATTENTION TAB SHAREHOLDERS

IT'S LIKE WINNING THE TRIFECTA.

1. RECEIVE CASH*
2. RECEIVE TABCORP SHARES
3. BE PART OF A BIGGER GAME

TAB BOARD UNANIMOUSLY RECOMMENDS YOU ACCEPT TABCORP'S OFFER# – ACT NOW

tablimited TABCORP

ACT NOW – SIGN AND RETURN YOUR ACCEPTANCE FORM.
IF YOU HAVE QUESTIONS CALL 1800 010 202

TABCORP

From the Chairman

TABCORP Holdings Limited
ABN 66 063 780 709

15 June 2004

Dear Tab shareholder,

On 27 May 2004, TABCORP announced that it would increase the cash component of its takeover offer for Tab by 10 cents per Tab share, conditional on acquiring at least 90% of Tab shares before the end of the offer period.

This means that:

- if TABCORP **acquires at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be **$2.10 cash** plus between 0.20 and 0.22 TABCORP shares[1]
- if TABCORP **does not acquire at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be $2.00 cash plus between 0.20 and 0.22 TABCORP shares[1]

The implied value of TABCORP's offer (assuming TABCORP acquires at least 90% of Tab shares before the end of the offer period) is $4.80[2].

Tab's directors now unanimously recommend that you accept TABCORP's offer in the absence of a superior proposal and all of the Tab directors who hold Tab shares intend to accept TABCORP's offer in relation to their shares.

TABCORP has announced that its offer price is now final and will not be further increased, other than in the unlikely event that another takeover offer for Tab, or a merger proposal involving Tab, is announced and TABCORP considers that an increase is necessary and appropriate to achieve control of Tab.

TABCORP has also enclosed a notice of extension with this letter advising that its offer will now close at 7.00pm (Sydney time) on 7 July 2004 (unless extended further or withdrawn).

Our records indicate that you have not yet accepted TABCORP's offer. I urge you to accept TABCORP's offer as soon as possible. The sooner you accept TABCORP's offer, the sooner you will be paid, once TABCORP's offer becomes unconditional.

If you have any questions in relation to the offer, or you require a new acceptance form, please contact the TABCORP offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

---

[1] The actual number of TABCORP shares issued to Tab shareholders will depend on TABCORP's share price over a specified pricing period of 10 days. This is explained in Section 10 of the Bidder's Statement dated 2 April 2004 from TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) in relation to TABCORP's offer

[2] Based on the closing price of TABCORP shares on the ASX on 10 June 2004 and assuming that such a price is